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                         SHUMAKER, LOOP & KENDRICK, LLP
                            NORTH COURTHOUSE SQUARE
                                 1000 JACKSON            OTHER OFFICE LOCATIONS:
Martin D. Werner            TOLEDO, OHIO 43624-1573                    CHARLOTTE
(419) 321-1395             TELEPHONE (419) 241-9000                     COLUMBUS
mwerner@slk-law.com           FAX (419) 241-6894                           TAMPA
                                   -----------



December 27, 2005


VIA EDGAR SUBMISSION AND E-MAIL

Mr. Jeffrey B. Werbitt
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

RE:         COUNTY BANK CORP

            Schedule 13E-3/A
            Filed December 2, 2005
            SEC File No. 5-81041

            Revised Preliminary Proxy Statement on Schedule 14A
            Filed December 2, 2005
            SEC File No. 0-17482

Dear Mr. Werbitt:

      On behalf of County Bank Corp (the "Corporation") and in response to your comment letter dated December 21, 2005, this correspondence is being provided contemporaneously with the revised filing of the above referenced submissions. The following responses are numbered in accordance with your comment letter. All references to page numbers refer to page numbers as they appear in the black-lined document provided to your office by e-mail as a supplement to the Company's revised EDGAR Submission.


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Mr. Jeffrey Werbitt
December 27, 2005
Page 2

Schedule 14A

Current and Historical Market Prices

1. We have additional disclosure on pages 24-25 setting forth the number of shares traded above $55.00 and below $60.00 and the basis for Board's determination that the transactions contemplated by the Stock Splits are substantively fair.

Stock Splits Proposal

Background of the Stock Splits

2. We have provided additional disclosure on pages 34-35 under the caption "Background of the Stock Splits" regarding the Board's decision to choose $55.00 per share as the Cash Out Price.

3. Please see the second full paragraph on page 34 under the caption "Background of the Stock Splits."

Opinion of Austin Associates, LLC

4. The description of "Net Asset Value" on page 45 has been expanded to provide a more detailed description of the adjustments made to the Corporation's balance sheet.

5. On page 46, we have included cross-references to new Exhibits D-1 and D-2 under the heading "Guideline Transactions." Exhibits D-1 and D-2, which identify comparable banks for minority share transactions and sale of control transactions, respectively, are attached to the Proxy Statement.

6. On page 47 under the heading "Historical Market Price," we have provided additional disclosure regarding shares traded at or below $55.00 per share.

  In connection with this response, the Corporation hereby acknowledges the following:

  o it is responsible for the adequacy and accuracy of the disclosure in its filings;

  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Mr. Jeffrey Werbitt
December 27, 2005
Page 3

  If you have any questions or require additional information with respect to this filing, please call me directly at 419-321-1395.

Sincerely,

/s/ Martin D. Werner

Martin D. Werner

Enclosure
cc:         Pam Carmody
            United States Securities and Exchange Commission

            Curt Carter, President
            County Bank Corp

            Rick Maroney, Principal
            Austin Associates, LLC

            Gregory J. Shope, Esq.
            Shumaker, Loop & Kendrick, LLP